UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of                     December                              2003
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                          Excel Maritime Carriers Ltd.
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                 (Translation of registrant's name into English)


        Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
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                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________________________.]

The following press release has been distributed by Excel Maritime Carriers Ltd. on December 1, 2003:

"Hamilton, Bermuda, December 1, 2003 - EXCEL MARITIME CARRIERS LTD. (EXM:AMEX) today announced that on November 24, 2003, the Company's Shareholders' Annual General Meeting was duly held at the Company's registered office in Bermuda.

At the meeting the following proposals were approved and adopted:

The election of a total of four Directors of the company and the appointment of the Company's independent auditors for the fiscal year ending December 31, 2003."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Excel Maritime Carriers Ltd.


Date: December 1, 2003                        By /s/ Gabriel Panayotides
                                                 -----------------------
                                                     Gabriel Panayotides
                                                     Chairman


02545.0001 #446668